

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 7, 2008

<u>Via U.S. Mail</u>

Mr. Ernesto W. Letiziano, Chief Executive and Chief Financial Officer
Signet International Holdings, Inc.
205 Worth Avenue, Suite 316
Palm Beach, Florida 33480

      RE: Signet International Holdings, Inc.
              Form 10-KSB/A for the year December 31, 2007
              Filed on July 29, 2008
              File no. 0-51185

Dear Mr. Letiziano:

      We have completed our review of the above filing, and do not, at this time, have any further comments.

                            Sincerely,

                            Terry French
                            Accountant Branch Chief